

July 1, 2011

Via E-mail
David P. Cosper
Chief Financial Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, NC 28212

> **Re: Sonic Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-13395**

Dear Mr. Cosper:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 30

Results of Operations, page 36

Adjusted Results of Operations, page 51

1. Generally it is not appropriate to present full non-GAAP income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Please remove the non-GAAP income statements. Reference is made to the Division of Corporation Finance's Compliance & Disclosure Interpretations (C&DIs), Non-GAAP Financial Measures, Section 102.10, found here http://www.sec.gov/divisions/corpfin/cfguidance.shtml#nongaap. Alternatively, you may present each measure separately in accordance with Regulation S-K Item 10(e).

Notes to Consolidated Financial Statements, page F-7

12. Commitments and Contingencies, page F-33

Legal Matters, page F-35

2. With regards to matter of Galura, et al. v. Sonic Automotive, Inc. we note the settlement, if finalized consistent with the agreement, would not have a material adverse affect on your results however in the matter of the private civil actions we note adverse resolutions could have a material adverse affect on results. As such, please respond to the following:

    > ASC 450 requires a company to disclose the amount or range of reasonably possible loss or range of loss in excess of the amount accrued. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

    > If you conclude that you cannot estimate a range of reasonable possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Greg Young, Vice President of Finance